Dreyfus
Midcap Index Fund, Inc.

SEMIANNUAL REPORT April 30, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



Dreyfus
Midcap Index Fund, Inc.

The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Midcap Index Fund, Inc., covering the six-month period from November 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Tom Durante, CFA.

The six-month reporting period produced mixed results for U.S. stocks across most market-capitalization ranges. After rallying strongly in the weeks after the November 2004 presidential election, equities gave back most of their gains as rising energy prices and higher interest rates took their toll on investor sentiment during the first few months of 2005.

According to our economists, recent market turbulence probably is the result of a transition to a more mature phase of the economic cycle; one that typically is characterized by higher interest rates and slowing corporate profit growth. In this current market environment, we believe it is important to maintain a long-term investment perspective, and your financial advisor can help you decide what adjustments, if any, you should make to your investment portfolio.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

How did Dreyfus Midcap Index Fund, Inc. perform relative to its benchmark?

For the six-month period ended April 30, 2005, Dreyfus Midcap Index Fund, Inc. produced a total return of 5.43%.[1] The Standard & Poor's MidCap 400 Index ("S&P 400 Index"), the fund's benchmark, produced a total return of 5.68% for the same period.[2,3]

We attribute the fund and market's performance to investors' changing economic expectations. Stock market gains achieved during the first half of the reporting period were followed by relatively lackluster returns in the second half of the reporting period. The difference in return between the fund and the S&P 400 Index was primarily the result of transaction costs and other fund operating expenses.

What is the fund's investment approach?

The fund seeks to match the total return of the S&P 400 Index. To pursue that goal, the fund generally invests in all 400 stocks in the S&P 400 Index, in proportion to their weighting in the S&P 400 Index. The fund may also use stock index futures whose performance is tied to the S&P 400 Index as a substitute for the sale or purchase of stocks. Often considered a barometer for the midcap stock market in general, the S&P 400 Index is composed of 400 stocks of midsize domestic companies across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 400 Index than smaller ones. The S&P 400 Index was the first benchmark to represent the performance of the midcap stock market. The S&P 400 Index was the first benchmark to represent the performance of the midcap stock market.

As an index fund, the fund uses a passive management approach: all investment decisions are made based on the composition of the S&P 400 Index. The fund does not attempt to manage market volatility.

Compared to larger, more established companies, midsize companies are subject to more erratic market movements and may carry additional risks because, among other things, their revenues and earnings tend to be less predictable.

What other factors influenced the fund's performance?

When the reporting period began, the U.S. economy was growing stronger. In addition, the resolution of the U.S. presidential election lifted a cloud of uncertainty from the economy and financial markets. These factors helped fuel a stock market rally that persisted through the end of 2004. By February 2005, however, the economy appeared to hit a "soft patch," and investors became concerned that rising short-term interest rates and higher energy prices might constrain economic growth further.

In this changing environment, investor sentiment began to shift from smaller, faster-growing companies to shares of companies that already have met start-up challenges but still have room to grow. As a result, the midcap stocks in the S&P 400 Index generally produced higher returns than larger- and smaller-cap stocks.

In this changing investment environment, the midcap market's strongest gains stemmed from the health care, consumer staples and energy sectors. Within the health care sector, medical service providers, HMOs and hospitals benefited from greater pricing power and lower costs. In addition, as more workers found employment in the recovering economy, HMO enrollment trends improved, helping to boost revenues and earnings.

Consumer staples stocks benefited during the reporting period from investors' increasing preference for value-oriented stocks over more growth-oriented shares. Companies that sell home goods, food and beverages to consumers tend to offer attractive dividends and produce stable, predictable returns regardless of economic conditions.

The energy sector benefited from higher commodity prices as rising demand from China and other emerging markets was met by limited supplies of oil and gas. Midsize oil refineries and oil services providers benefited from rising demand for their services from the world's major integrated oil companies. Finally, as they have for some time, construction stocks continued to post attractive gains in a persistently strong U.S. housing market.

On the other hand, technology stocks produced generally disappointing results. For example, electronic equipment and semiconductor companies suffered as the market for cellular telephone handsets became more saturated. Hardware and software stocks also hindered the market's performance due to weaker-than-expected capital spending by corporations. In the financials sector, banks and thrifts detracted from the market's performance as demand for home mortgages moderated in the rising interest-rate environment.

What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the return of the S&P 400 Index by investing in all 400 stocks that comprise the S&P 400 Index. Accordingly, as of the end of the reporting period, the fund's assets were allocated in proportions that closely approximated each industry group's representation in the S&P 400 Index. In our view, an investment in a broadly diversified index fund, such as Dreyfus Midcap Index Fund, Inc., can help investors seek to manage stock market risk by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

May 16, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. market.*

[3] *Standard & Poor's®," "S&P®," and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Midcap Index Fund, Inc. from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2005

Expenses paid per $1,000†	$ 2.55
Ending value (after expenses)	$1,054.30

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

Expenses paid per $1,000†	$ 2.51
Ending value (after expenses)	$1,022.32

† *Expenses are equal to the fund's annualized expense ratio of .50%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2005 (Unaudited)

Common Stocks−97.6%	Shares	Value ($)
Consumer Cyclical−14.8%		
Abercrombie & Fitch, Cl. A	153,610	8,287,260
Advance Auto Parts	129,600 a	6,914,160
Aeropostale	98,085 a	2,739,514
AirTran Holdings	151,150 a	1,254,545
Alaska Air Group	45,437 a	1,211,805
American Eagle Outfitters	233,900	6,132,858
AnnTaylor Stores	124,440 a	3,047,536
Applebee's International	142,950	3,542,301
ArvinMeritor	123,438	1,466,443
BJ's Wholesale Club	122,454 a	3,263,399
Bandag	27,450	1,192,428
Barnes & Noble	111,790 a	3,979,724
Bob Evans Farms	62,294	1,270,798
Borders Group	132,345	3,201,426
BorgWarner	98,985	4,525,594
Boyd Gaming	116,750	6,162,065
Brinker International	155,566 a	5,258,131
CBRL Group	83,725	3,225,924
CDW	130,400	7,131,576
Caesars Entertainment	553,140 a	11,035,143
Callaway Golf	125,095	1,348,524
CarMax	183,715 a	5,011,745
Cheesecake Factory	137,125 a	4,208,366
Chico's FAS	314,810 a	8,068,580
Claire's Stores	174,464	3,806,805
Dollar Tree Stores	199,050 a	4,874,734
Fastenal	120,400	6,448,624
Federal Signal	84,863	1,190,628
Foot Locker	274,790	7,325,901
Furniture Brands International	93,585	1,813,677
GTECH Holdings	204,125	4,994,939
Gentex	137,300	4,456,758
HNI	91,252	4,622,826
Harman International Industries	113,440	8,914,115
Herman Miller	123,250	3,524,950

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
International Speedway, Cl. A	77,950	4,146,940
JetBlue Airways	172,950 a	3,467,648
Krispy Kreme Doughnuts	108,885 a,b	644,599
Lear	118,345	4,010,712
Michaels Stores	237,580	7,887,656
Modine Manufacturing	57,070	1,545,456
Mohawk Industries	104,840 a	8,157,600
99 CENTS Only Stores	104,095 a	1,153,373
Neiman Marcus Group, Cl. A	86,250	8,480,100
O'Reilly Automotive	92,800 a	4,762,496
Outback Steakhouse	119,595	4,831,638
PETsMART	257,200	6,854,380
Pacific Sunwear of California	130,900 a	2,959,649
Payless ShoeSource	119,990 a	1,639,063
Pier 1 Imports	152,205	2,210,017
Ross Stores	258,800	6,915,136
Ruby Tuesday	113,095	2,544,638
Ruddick	78,880	1,771,645
Saks	246,270	4,196,441
Sotheby's Holdings, Cl. A	83,927 a	1,374,724
Thor Industries	81,185	2,187,936
Timberland, Cl. A	54,625 a	3,771,856
Urban Outfitters	114,700 a	5,081,210
Whole Foods Market	113,300	11,298,276
Williams-Sonoma	206,325 a	6,909,824
		264,256,815
Consumer Staples−3.6%		
Blyth	62,050	1,700,791
Church & Dwight	111,714	4,023,938
Constellation Brands, Cl. A	181,415 a	9,562,385
Dean Foods	262,658 a	9,024,929
Hormel Foods	185,035	5,761,990
J. M. Smucker	102,988	5,110,265
Lancaster Colony	54,149	2,250,432
PepsiAmericas	186,735	4,610,487

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Sensient Technologies	82,978	1,660,390
Smithfield Foods	176,620 a	5,344,521
Tootsie Roll Industries	75,015	2,316,463
Tupperware	99,440	2,098,184
Tyson Foods, Cl. A	535,335	9,041,808
Universal	45,166	2,061,828
		64,568,411
Energy—8.9%		
AGL Resources	135,602	4,691,829
Aqua America	164,405	4,389,614
Cooper Cameron	95,285 a	5,234,958
ENSCO International	266,545	8,689,367
Equitable Resources	107,590	6,201,488
FMC Technologies	120,551 a	3,656,312
Forest Oil	97,235 a	3,746,465
Grant Prideco	217,848 a	4,825,333
Helmerich & Payne	89,485	3,439,803
Murphy Oil	154,124	13,730,907
National Fuel Gas	137,924	3,755,671
Newfield Exploration	111,285 a	7,904,574
Noble Energy	104,062	6,672,455
ONEOK	183,715	5,302,015
Patterson-UTI Energy	297,300	7,126,281
Pioneer Natural Resources	255,325	10,381,515
Plains Exploration & Production	135,895 a	4,373,101
Pogo Producing	112,140	5,047,421
Pride International	223,335 a	4,980,371
Questar	149,296	8,718,886
Smith International	186,935	10,875,878
Tidewater	106,890	3,684,498
Vectren	134,075	3,621,366
WGL Holdings	85,840	2,601,810
Weatherford International	243,503 a	12,698,681
Western Gas Resources	113,795	3,801,891
		160,152,490

Common Stocks (continued)	Shares		Value ($)
Health Care–12.0%			
Apria Healthcare Group	85,400	a	2,570,540
Barr Pharmaceuticals	162,777	a	8,441,615
Beckman Coulter	109,164		7,282,330
Cephalon	102,300	a	4,490,970
Charles River Laboratories International	116,500	a	5,518,605
Community Health Systems	117,415	a	4,279,777
Covance	110,690	a	5,051,892
Coventry Health Care	187,218	a	12,811,328
Cytyc	199,950	a	4,260,934
DENTSPLY International	133,650		7,305,309
Edwards Lifesciences	104,985	a	4,623,539
Gen-Probe	87,800	a	4,406,682
Health Net	195,740	a	6,661,032
Henry Schein	152,600	a	5,724,026
Hillenbrand Industries	103,590		5,720,240
INAMED	63,100	a	3,839,004
IVAX	388,957	a	7,351,287
Invitrogen	90,900	a	6,660,243
LifePoint Hospitals	87,000	a	3,867,150
Lincare Holdings	176,850	a	7,547,958
Martek Biosciences	54,700	a	2,093,369
Millennium Pharmaceuticals	540,662	a	4,736,199
Omnicare	183,665		6,367,666
PacifiCare Health Systems	152,722	a	9,126,667
Par Pharmaceutical	59,700	a	1,792,791
Patterson	242,200	a	12,243,210
Perrigo	156,600		2,868,912
Protein Design Labs	185,650	a	3,319,422
Renal Care Group	119,540	a	4,560,451
STERIS	122,145	a	2,892,394
Sepracor	185,200	a	11,097,184
Techne	67,700	a	2,828,506
Triad Hospitals	138,547	a	7,100,534
Universal Health Services, Cl. B	102,835		5,834,858
VCA Antech	134,500	a	3,131,160

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
VISX	88,250 a	2,103,880
Valeant Pharmaceuticals International	161,150	3,343,862
Varian	61,900 a	2,053,223
Varian Medical Systems	235,480 a	7,945,095
Vertex Pharmaceuticals	141,550 a	1,350,387
		215,204,231
Interest Sensitive−17.4%		
A.G. Edwards	134,024	5,322,093
AMB Property	147,950	5,768,570
Allmerica Financial	94,085 a	3,158,433
American Financial Group	102,854	3,197,731
AmeriCredit	267,845 a	6,267,573
AmerUs Group	69,560	3,270,016
Arthur J. Gallagher & Co.	162,355	4,519,963
Associated Banc-Corp	228,193	7,055,728
Astoria Financial	181,075	4,800,298
BISYS Group	212,925 a	3,006,501
Bank of Hawaii	94,255	4,462,974
Brown & Brown	109,740	4,801,125
Certegy	109,960	4,005,843
City National	79,787	5,624,983
Colonial BancGroup	256,575	5,660,044
Commerce Bancorp	279,700	7,828,803
Cullen/Frost Bankers	86,030	3,726,820
Developers Diversified Realty	190,100	8,067,844
Eaton Vance	234,790	5,501,130
Everest Re Group	98,885	8,128,347
Fidelity National Financial	307,565	9,875,912
First American	143,805	5,148,219
FirstMerit	148,350	3,639,026
Greater Bay Bancorp	89,900	2,261,884
HCC Insurance Holdings	119,740	4,259,152
Hibernia, Cl. A	273,495	8,541,249
Highwoods Properties	94,730	2,664,755
Horace Mann Educators	75,500	1,236,690

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Hospitality Properties Trust	111,340	4,651,785
Independence Community Bank	138,500	4,941,680
IndyMac Bancorp	109,590	4,217,023
Investors Financial Services	117,300	4,920,735
Jefferies Group	90,730	3,284,426
LaBranche & Co.	100,535 [a]	668,558
Legg Mason	191,685	13,582,799
Liberty Property Trust	151,850	6,048,185
Mack-Cali Realty	99,685	4,385,143
Mercantile Bankshares	139,601	7,093,127
MoneyGram International	151,155	2,932,407
New Plan Excel Realty Trust	181,610	4,687,354
New York Community Bancorp	430,019	7,611,336
Ohio Casualty	110,035 [a]	2,580,321
Old Republic International	321,410	7,585,276
PMI Group	165,860	5,831,638
Protective Life	122,445	4,682,297
Radian Group	155,905	6,926,859
Raymond James Financial	117,095	3,158,052
Rayonier	88,516	4,448,814
Regency Centers	110,600	5,823,090
SEI Investments	148,200	4,862,442
Silicon Valley Bancshares	63,725 [a]	3,020,565
StanCorp Financial Group	50,150	3,837,478
TCF Financial	223,790	5,659,649
Texas Regional Bancshares, Cl. A	72,500	2,020,575
United Dominion Realty Trust	241,520	5,349,668
Unitrin	101,990	4,640,545
W.R. Berkley	209,400	6,805,500
Waddell & Reed Financial, Cl. A	145,750	2,537,508
Washington Federal	152,718	3,404,084
Webster Financial	94,830	4,310,024
Weingarten Realty Investors	148,900	5,361,889
Westamerica Bancorporation	59,000	2,946,460
Wilmington Trust	118,740	4,197,459
		310,816,457

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services−15.3%		
AGCO	159,205 [a]	2,738,326
Airgas	123,595	2,709,202
Albemarle	80,900	2,961,749
Alexander & Baldwin	76,637	3,121,425
Alliant Techsystems	66,600 [a]	4,607,388
Arch Coal	110,600	4,904,004
Bowater	98,095	3,187,107
C.H. Robinson Worldwide	150,400	7,760,640
CNF	91,085	3,893,884
Cabot	110,840	3,386,162
Carlisle Cos.	54,682	3,927,261
Crane	97,600	2,498,560
Crompton	202,303	2,842,357
Cytec Industries	75,900	3,500,508
D.R. Horton	516,793	15,762,186
Donaldson	135,366	4,027,139
Dycom Industries	85,800 [a]	1,995,708
Energizer Holdings	124,650 [a]	7,101,310
Expeditors International of Washington	187,800	9,222,858
FMC	65,000 [a]	3,185,000
Ferro	73,849	1,338,144
Flowserve	97,450 [a]	2,705,212
GATX	87,196	2,853,053
Graco	121,545	4,104,575
Granite Construction	65,287	1,474,180
Harsco	73,196	3,926,965
Hovnanian Enterprises, Cl. A	85,240 [a]	4,327,635
Hubbell, Cl. B	108,365	4,708,459
J.B. Hunt Transport Services	121,300	4,741,617
Jacobs Engineering Group	100,227 [a]	4,882,057
Kennametal	66,150	2,996,595
Lennar, Cl. A	254,370	13,092,424
Longview Fibre	90,086	1,664,789
Lubrizol	118,688	4,601,534
Lyondell Chemical	383,298	9,616,947
MDU Resources Group	208,475	5,635,079

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Marietta Materials	83,180	4,574,068
Minerals Technologies	36,150	2,361,318
Nordson	57,786	1,861,865
Olin	125,085	2,219,008
Overseas Shipholding Group	61,145	3,450,412
P.H. Glatfelter	65,750	784,398
Packaging Corp of America	149,515	3,347,641
Peabody Energy	207,280	9,072,645
Pentair	178,540	7,102,321
Potlach	51,050	2,411,092
Precision Castparts	116,436	8,576,676
Quanta Services	171,480 [a]	1,368,410
RPM International	206,583	3,563,557
Ryland Group	83,800	5,145,320
SPX	132,495	5,126,232
Scotts Miracle-Gro, Cl. A	48,700 [a]	3,525,880
Sequa, Cl. A	14,786 [a]	765,176
Sonoco Products	174,483	4,726,745
Steel Dynamics	78,600	2,136,348
Swift Transportation	109,350 [a]	2,332,436
Tecumseh Products, Cl. A	32,550	1,130,787
Teleflex	67,875	3,629,276
Thomas & Betts	105,040 [a]	3,268,845
Toll Brothers	108,895 [a]	8,254,241
Trinity Industries	75,001	1,751,273
Valspar	90,780	3,751,937
Werner Enterprises	111,650	2,074,457
Worthington Industries	140,900	2,291,034
Yellow Roadway	85,600 [a]	4,194,400
York International	73,200	2,864,316
		273,664,153
Services−9.9%		
Acxiom	151,200	2,872,800
Adesa	161,579	3,908,596
Alliance Data Systems	116,550 [a]	4,708,620
American Greetings, Cl. A	121,595	2,754,127
Anteon International	56,400 [a]	2,357,520

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Banta	43,936	1,829,495
Belo, Cl. A	189,239	4,433,870
Brink's	100,035	3,227,129
CSG Systems International	90,050 [a]	1,547,959
Career Education	180,700 [a]	5,681,208
Catalina Marketing	86,685	2,015,426
Ceridian	263,040 [a]	4,437,485
ChoicePoint	156,371 [a]	6,171,963
Cognizant Technology Solutions	234,400 [a]	9,847,144
Copart	141,400 [a]	3,065,552
Corinthian Colleges	160,000 [a]	2,273,600
DST Systems	133,450 [a]	6,058,630
Deluxe	88,500	3,533,805
DeVry	114,095 [a]	2,601,366
Dun & Bradstreet	121,740 [a]	7,601,446
Education Management	120,100 [a]	3,362,800
Emmis Communications, Cl. A	90,350 [a]	1,394,101
Entercom Communications	77,785 [a]	2,507,011
Fair Isaac	118,595	3,899,404
Gartner, Cl. A	150,330 [a]	1,268,785
Hanover Compressor	137,645 [a]	1,427,379
Harte-Hanks	126,380	3,601,830
ITT Educational Services	81,000 [a]	3,724,380
Jack Henry & Associates	143,050	2,459,029
Keane	98,440 [a]	1,171,436
Kelly Services, Cl. A	48,185	1,265,338
Korn/Ferry International	61,300 [a]	882,720
Laureate Education	86,900 [a]	3,860,098
Lee Enterprises	79,950	3,318,724
MPS Group	180,815 [a]	1,444,712
Manpower	158,455	6,108,440
Media General, Cl. A	42,200	2,586,016
Reader's Digest Association	175,465	2,982,905
Regis	78,800	2,815,524
Rent-A-Center	123,600 [a]	2,971,344
Republic Services	248,045	8,582,357
Rollins	86,723	1,711,912

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Scholastic	65,650 [a]	2,287,902
Stericycle	79,100 [a]	3,849,797
Telephone and Data Systems	96,235	7,428,380
United Rentals	127,595 [a]	2,346,472
Valassis Communications	90,330 [a]	3,184,132
Washington Post, Cl. B	12,179	10,525,701
Westwood One	155,710 [a]	2,849,493
		176,745,863
Technology—10.5%		
ADTRAN	120,700	2,502,111
AMETEK	121,684	4,608,173
Activision	334,466 [a]	4,836,378
Advent Software	50,050 [a]	892,892
Amphenol, Cl. A	156,000	6,152,640
Arrow Electronics	204,282 [a]	4,972,224
Ascential Software	103,555 [a]	1,912,661
Atmel	791,000 [a]	1,827,210
Avnet	212,583 [a]	4,015,693
Avocent	87,850 [a]	2,208,549
Cabot Microelectronics	43,562 [a]	1,254,150
Cadence Design Systems	476,590 [a]	6,672,260
CheckFree	148,000 [a]	5,428,640
CommScope	90,090 [a]	1,272,071
Credence Systems	161,200 [a]	1,013,948
Cree	134,900 [a]	3,263,231
Cypress Semiconductor	226,543 [a]	2,716,251
Diebold	126,396	6,113,775
F5 Networks	64,600 [a]	2,765,526
Fairchild Semiconductor, Cl. A	210,975 [a]	2,837,614
Harris	234,680	6,617,976
Imation	59,900	2,088,713
Integrated Circuit Systems	123,800 [a]	2,261,826
Integrated Device Technology	185,350 [a]	1,983,245
International Rectifier	119,290 [a]	5,074,597
Intersil, Cl. A	265,300	4,632,138
KEMET	152,550 [a]	953,437

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
LTX	107,800	a	413,952
Lam Research	246,150	a	6,313,747
Lattice Semiconductor	199,900	a	911,544
Macromedia	129,700	a	5,137,417
Macrovision	87,700	a	1,793,465
McAfee	282,405	a	5,905,089
McData, Cl. A	209,850	a	646,338
Mentor Graphics	134,559	a	1,202,957
Micrel	139,750	a	1,313,650
Microchip Technology	365,350		10,405,168
National Instruments	117,400		2,528,796
Newport	75,625	a	1,039,844
Plantronics	86,450		2,722,310
Plexus	76,350	a	924,598
Polycom	173,000	a	2,639,980
Powerwave Technologies	175,650	a	1,268,193
RF Micro Devices	330,600	a	1,295,952
RSA Security	122,550	a	1,316,187
Reynolds & Reynolds, Cl. A	102,442		2,701,396
SanDisk	318,700	a	7,553,190
Semtech	130,600	a	2,205,834
Silicon Laboratories	79,800	a	2,026,920
Storage Technology	187,841	a	5,221,980
Sybase	157,160	a	2,975,039
Synopsys	255,800	a	4,205,352
3Com	670,500	a	2,112,075
Tech Data	102,800	a	3,755,284
Titan	149,355	a	2,680,922
Transaction Systems Architects, Cl. A	63,050	a	1,307,026
TriQuint Semiconductor	242,438	a	717,616
UTStarcom	183,300	a	1,743,183
Vishay Intertechnology	292,749	a	3,129,487
Wind River Systems	137,450	a	1,784,101
Zebra Technologies, Cl. A	126,695	a	6,050,953
			188,827,474

Common Stocks (continued)

	Shares	Value ($)
Utilities–5.2%		
Alliant Energy	204,849	5,395,723
Aquila	426,220 [a]	1,466,197
Black Hills	57,192	1,960,542
Cincinnati Bell	432,350 [a]	1,729,400
DPL	223,030	5,673,883
Duquesne Light Holdings	135,545	2,384,237
Energy East	258,966	6,738,295
Great Plains Energy	131,175	4,011,331
Hawaiian Electric Industries	142,253	3,599,001
IDACORP	74,433	2,008,202
Leucadia National	166,892	5,804,504
NSTAR	93,935	5,085,641
Northeast Utilities	226,340	4,144,285
OGE Energy	158,651	4,378,768
PNM Resources	112,631	3,114,247
Pepco Holdings	331,313	7,179,553
Puget Energy	176,100	3,775,584
SCANA	199,079	7,732,228
Sierra Pacific Resources	207,036 [a]	2,240,130
WPS Resources	66,400	3,501,272
Westar Energy	151,405	3,467,174
Wisconsin Energy	206,212	7,271,035
		92,661,232
Total Common Stocks		
(cost $1,506,790,685)		**1,746,897,126**

Short-Term Investments–2.5%

	Principal Amount ($)	Value ($)
Repurchase Agreement–2.3%		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 2.84%, dated 4/29/2005, due 5/2/2005 in the amount of $41,359,786 (fully collateralized by $40,050,000 of various U.S. Government Agency Obligations, value $42,179,680)	41,350,000	**41,350,000**
U.S. Treasury Bills–.2%		
2.74%, 6/23/2005	3,000,000 [c]	**2,988,360**
Total Short-Term Investments		
(cost $44,337,702)		**44,338,360**

Investment of Cash Collateral for Securities Loaned—.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $641,970)	641,970 d	**641,970**
Total Investments (cost $1,551,770,357)	**100.1%**	**1,791,877,456**
Liabilities, Less Cash and Receivables	**(.1%)**	**(1,379,523)**
Net Assets	**100.0%**	**1,790,497,933**

a *Non-income producing.*
b *A portion of this security is on loan. At April 30, 2005, the total market value of the fund's security on loan is $633,410 and the total market value of the collateral held is $641,970.*
c *Partially held by the broker in a segregated account as collateral for open financial futures positions.*
d *Investment in affiliated money market mutual funds.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Interest Sensitive	17.4	Energy	8.9
Producer Goods & Services	15.3	Utilities	5.2
Consumer Cyclical	14.8	Miscellaneous	6.1
Health Care	12.0	Futures Contracts	(.1)
Technology	10.5		
Services	9.9		**100.0**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 4/30/2005 ($)
Financial Futures Long				
Standard & Poor's Midcap 400 E-mini	336	23,213,550	June 2005	(929,855)
Standard & Poor's Midcap 400	70	22,198,750	June 2005	(1,332,300)
				(2,262,155)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $633,410)–Note 1(b):		
Unaffiliated issuers	1,551,128,387	1,791,235,486
Affiliated issuers	641,970	641,970
Cash		1,209,577
Receivable for shares of Common Stock subscribed		1,306,978
Dividends and interest receivable		1,027,860
Receivable for futures variation margin–Note 4		494,514
		1,795,916,385
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		746,992
Payable for investment securities purchased		2,357,520
Payable for shares of Common Stock redeemed		1,671,970
Liability for securities on loan–Note1(b)		641,970
		5,418,452
Net Assets ($)		**1,790,497,933**
Composition of Net Assets ($):		
Paid-in capital		1,560,444,758
Accumulated undistributed investment income–net		6,497,375
Accumulated net realized gain (loss) on investments		(14,289,144)
Accumulated net unrealized appreciation (depreciation) on investments [including ($2,262,155) net unrealized (depreciation) on financial futures]		237,844,944
Net Assets ($)		**1,790,497,933**
Shares Outstanding		
(200 million shares of $.001 par value Common Stock authorized)		71,546,669
Net Asset Value, offering and redemption price per share–Note 3(c) ($)		**25.03**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends	12,864,893
Interest	381,495
Income from securities lending	62,952
Total Income	**13,309,340**
Expenses:	
Management fee–Note 3(a)	2,141,922
Shareholder servicing costs–Note 3(b)	2,141,922
Loan commitment fees–Note 2	7,821
Total Expenses	**4,291,665**
Investment Income–Net	**9,017,675**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	16,919,815
Net realized gain (loss) on financial futures	4,493,263
Net Realized Gain (Loss)	**21,413,078**
Net unrealized appreciation (depreciation) on investments [including ($2,779,305) net unrealized (depreciation) on financial futures]	45,833,624
Net Realized and Unrealized Gain (Loss) on Investments	**67,246,702**
Net Increase in Net Assets Resulting from Operations	**76,264,377**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31, 2004
Operations ($):		
Investment income—net	9,017,675	9,374,814
Net realized gain (loss) on investments	21,413,078	45,347,313
Net unrealized appreciation (depreciation) on investments	45,833,624	70,881,888
Net Increase (Decrease) in Net Assets Resulting from Operations	**76,264,377**	**125,604,015**
Dividends to Shareholders from ($):		
Investment income—net	(10,202,037)	(6,000,438)
Net realized gain on investments	(46,191,599)	(4,930,230)
Total Dividends	**(56,393,636)**	**(10,930,668)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	408,332,494	614,920,039
Dividends reinvested	52,208,923	9,820,722
Cost of shares redeemed	(216,174,576)	(332,883,845)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**244,366,841**	**291,856,916**
Total Increase (Decrease) in Net Assets	**264,237,582**	**406,530,263**
Net Assets ($):		
Beginning of Period	1,526,260,351	1,119,730,088
End of Period	**1,790,497,933**	**1,526,260,351**
Undistributed investment income—net	6,497,375	7,681,737
Capital Share Transactions (Shares):		
Shares sold	15,739,057	25,815,450
Shares issued for dividends reinvested	1,995,016	428,105
Shares redeemed	(8,356,398)	(14,022,746)
Net Increase (Decrease) in Shares Outstanding	**9,377,675**	**12,220,809**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	24.55	22.42	17.66	19.31	25.76	24.14
Investment Operations:						
Investment income−net[a]	.13	.16	.13	.12	.16	.22
Net realized and unrealized gain (loss) on investments	1.24	2.18	5.07	(1.04)	(3.02)	6.07
Total from Investment Operations	1.37	2.34	5.20	(.92)	(2.86)	6.29
Distributions:						
Dividends from investment income−net	(.16)	(.12)	(.12)	(.15)	(.21)	(.20)
Dividends from net realized gain on investments	(.73)	(.09)	(.32)	(.58)	(3.38)	(4.47)
Total Distributions	(.89)	(.21)	(.44)	(.73)	(3.59)	(4.67)
Net asset value, end of period	25.03	24.55	22.42	17.66	19.31	25.76
Total Return (%)	5.43[b]	10.50	30.05	(5.30)	(12.85)	30.77
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.25[b]	.50	.51	.50	.50	.50
Ratio of net investment income to average net assets	.52[b]	.68	.69	.61	.72	.90
Portfolio Turnover Rate	7.76[b]	14.13	12.12	19.09	28.34	45.74
Net Assets, end of period ($ x 1,000)	1,790,498	1,526,260	1,119,730	703,536	545,881	487,756

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Midcap Index Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to match the performance of the Standard & Poor's Midcap 400 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At originations, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is a potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2004 were as follows: ordinary income $8,604,897 and long-term capital gains $2,325,771. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .25 of 1% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all of the fund's expenses, except management fees, brokerage commissions, taxes, commitment fees, interest fees and expenses of non-interested Board members (including counsel fees), Shareholder Services Plan fees and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fees and expenses of the non-interested Board members (including counsel fees). Each Board member also serves as a Board member of other funds within the Dreyfus complex (collectively, the "Fund Group").

Each Board member receives an annual fee of $25,000 and a fee of $4,000 for each meeting attended and $500 for telephone meetings. These fees are allocated among the funds in the Fund Group. The Chairman of the Board receives an additional 25% of such compensation. Subject to the fund's Emeritus Program Guidelines, Emeritus Board members, if any, receive 50% of the fund's annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. Amounts required to be paid by the fund directly to the non-interested Board members, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Board members.

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25 of 1% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, the fund was charged $2,141,922 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $373,496 and shareholder services plan fees $373,496.

(c) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within six months following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended April 30, 2005, redemption fees charged and retained by the fund amounted to $261.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2005, amounted to $319,442,713 and $131,041,866, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2005, are set forth in the Statement of Financial Futures.

At April 30, 2005, accumulated net unrealized appreciation on investments was $240,107,099, consisting of $359,847,669 gross unrealized appreciation and $119,740,570 gross unrealized depreciation.

At April 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the

"Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

At a meeting of the Board of Directors held on March 14, 2005, the Board considered the re-approval for another one-year term of the fund's Management Agreement (the "Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Directors")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as the distribution of other funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the Fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the Fund's performance, management fee and expense ratio and placed significant emphasis on comparisons to a group of comparable funds and Lipper averages, and discussed the results of the comparisons. The Board members noted that the Fund's performance as measured by total return was consistent with the total return of the S&P MidCap 400 Index, and that the slight variations were due primarily to fees. The Board members also noted that the fund's performance as measured by total return was above the Lipper category averages, and comparable to the comparison group average for the one-, five-, and ten-year periods ended January 31, 2005.

The Board members reviewed the range of management fees, advisory fee and expense ratios, noting that the fund's management fee was lower than a majority of the funds in the comparison group, and that the fund's expense ratio was lower than that of the fund's comparison group and Lipper category averages. The Board members also considered the fund's primary distribution channel, and the fees charged, and services provided, by financial intermediaries offering the fund in that channel. The Board members noted that, as a "unitary fee" fund, the Manager has voluntarily agreed to pay all of the fund's expenses, except management fees, brokerage commissions, taxes, interest, fees and expenses of non interested Board members, fees and expenses of independent counsel to the fund and to the non-interested Board members, Shareholder Services Plan fees, and extraordinary expenses. The Board members also noted that the Manager voluntarily agreed to reduce its management fee in an amount equal to the fund's allocable portion of the accrued fees and expenses of non-interested Board members and fees and expenses of independent counsel to the fund and to the non-interested Board members.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates (the "Similar Funds") and by separate accounts, or mutual funds for which the Manager or its affiliates serve as sub-investment adviser, with similar investment objectives, policies and strategies as the Fund ("Separate Accounts" and, collectively with the Similar Funds, the "Similar Accounts") and explained the nature of each Similar Account and the differences, from the Manager's perspective, in managing and providing other services to the Similar Accounts as compared to management of the fund. The Manager's representatives also reviewed the costs associated with distribution of the fund and Similar Accounts through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided. Noting the fund's "unitary fee" structure, the Board members concluded that the Similar Funds had advisory fees and expense ratios that were higher than the fund's management fee and expense ratio and the Separate Accounts had advisory fees that were lower than the fund's management fee. A representative of the Manager stated that certain Similar Accounts had lower advisory fees as a result of historical pricing arrangements and other Similar Accounts were mutual funds that were sub-advised but not administered by an affiliate of the Manager. The Board members considered the relevance of the fee information provided for the Separate Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Separate Accounts seemed to be consistent with the management and other services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated to, and profit received by, the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that the Manager had no soft dollar arrangement with respect to the Fund.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Independent Directors expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits realized, or to be realized, and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board recognized that economies of scale may be realized as the fund's assets increase and determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus
Midcap Index Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Boston Safe Deposit and
Trust Company
One Boston Place
Boston, MA 02109

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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